Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Supplementing the Preliminary
Prospectus Supplement
dated June 4, 2009
(to Prospectus dated June 3, 2009)
Registration No. 333-159718
Exterran Holdings, Inc. Prices $325 Million of Convertible Senior Notes
HOUSTON, June 4, 2009 — Exterran Holdings, Inc. (“Exterran” or the “Company”) (NYSE: EXH) today announced the pricing of $325 million of 4.25% convertible senior unsecured notes due June 15, 2014. The offering size was increased to $325 million in gross proceeds based on market demand. In addition, the Company has granted the underwriters the option to purchase up to an additional $48.75 million of notes on the same terms and conditions to cover over-allotments, if any.
The notes will pay interest semi-annually at a rate of 4.25% per annum and will mature on June 15, 2014. Holders may convert their notes at their option under certain circumstances and during certain periods at an initial conversion rate of 43.1951 shares of the Company’s common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $23.15 per share of common stock), subject to adjustment in certain circumstances. The initial conversion price represents a conversion premium of 24% over the last reported sale price of the common stock of $18.67 per share. Upon conversion, Exterran will deliver to such converting holders cash, shares of the Company’s common stock, or a combination of cash and shares of the Company’s common stock, at its election.
In connection with the offering of the notes, the Company entered into convertible note hedge transactions with affiliates of J.P. Morgan Securities Inc., Merrill Lynch & Co., Wachovia Securities and Credit Suisse (the “Counterparties”). The convertible note hedge transactions are expected to reduce the potential dilution to the Company’s common stock upon conversion of the notes. The Company also entered into warrant transactions with the Counterparties. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of the Company’s common stock exceeds the applicable strike price of the warrants when they are exercised. The exercise price of the warrant transactions (approximately $32.67 per share) represents a premium of 75% over the last reported sale price of the Company’s common stock on the New York Stock Exchange on June 4, 2009.
The Company expects to use a portion of the net proceeds from this offering to pay the cost of the convertible note hedge transaction (after such cost is partially offset by proceeds from the sale of the warrants). The remainder of the net proceeds from the sale of the notes will be used to pay down borrowings under the Company’s revolving credit facility and its asset-backed securitization facility. If the underwriters exercise their over-allotment option to purchase additional notes, the Company will not sell additional warrants or enter into additional convertible note hedge transactions.
In connection with establishing their initial hedge of the convertible note hedge and warrant transactions, Exterran expects that the Counterparties or their respective affiliates will enter into various derivative transactions with respect to Exterran’s common stock concurrently with, or shortly after, the pricing of the convertible senior notes. This activity could increase (or reduce the size of any decrease in) the price of Exterran’s common stock at that time. In addition, the Counterparties or their affiliates may modify their hedge positions by entering into or unwinding various derivative transactions and/or purchasing or selling Exterran’s common stock in secondary market transactions following the pricing of the convertible senior notes and prior to maturity of the convertible senior notes (and are likely to do so during any settlement period related to the conversion of the convertible senior notes). This activity could also cause or avoid an increase or a decrease in the market price of Exterran’s common stock or the convertible senior notes and, to the extent the activity occurs during any settlement period related to a conversion of convertible senior notes, it could affect the number of shares and value of consideration that noteholders will receive upon conversion of the notes.
The closing of the convertible senior notes offering is expected to occur on June 10, 2009, subject to satisfaction of customary market and other closing conditions.
J.P. Morgan Securities Inc., Merrill Lynch & Co., Wachovia Securities and Credit Suisse are acting as joint book-running managers for the offering.
The offering was made only by means of a prospectus, forming a part of the Company’s shelf registration statement, related prospectus supplement and other related documents. Before you invest, you should read the prospectus supplement and accompanying prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement and accompanying prospectus from (i) J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245; (ii) Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department; (iii) Wachovia Capital Markets, LLC, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152; or (iv) Credit Suisse, Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other securities, nor will there be any sale of notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Exterran Holdings
Exterran Holdings, Inc. is a global market leader in full service natural gas compression and a premier provider of operations, maintenance, service and equipment for oil and gas production, processing and transportation applications. Exterran Holdings serves customers across the energy spectrum—from producers to transporters to processors to storage owners. Exterran is headquartered in Houston, Texas, and has over 10,000 employees and operations in over 30 countries. Exterran Holdings indirectly owns a majority interest in Exterran Partners, L.P., a publicly-traded master limited partnership. For more information, visit www.exterran.com.
Forward-Looking Statements
All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify many of these statements by looking for words such as “believes,” “expects,” “intends,” “projects,” “anticipates,” “estimates” or similar words or the negative thereof. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the Company’s plans to complete the offering of its convertible senior notes.
While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: market conditions; local, regional, national and international economic conditions and the impact they may have on the Company and its customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil and natural gas and the impact on the price of oil and natural gas; the Company’s ability to timely and cost-effectively obtain components necessary to conduct its business; changes in political or economic conditions in key operating markets, including international markets; and changes in safety and environmental regulations pertaining to the production and transportation of oil and natural gas.
These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in the preliminary prospectus supplement, Exterran Holdings’ Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and those set forth from time to time in the Company’s filings with the Securities and Exchange Commission, which are currently available at www.exterran.com. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.
Exterran Contact Information:
Investors: David Oatman (281) 836-7035
Media: Susan Nelson (281) 836-7297
SOURCE: Exterran Holdings, Inc.